Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-265348

Final Term Sheet

AMERICAN TOWER CORPORATION

September 12, 2023

Issuer:	American Tower Corporation (“AMT”)

Coupon:	5.800% Senior Notes due 2028 (the “2028 Notes”) 5.900% Senior Notes due 2033 (the “2033 Notes”)

Principal Amount:	2028 Notes: $750,000,000 2033 Notes: $750,000,000

Maturity Date:	2028 Notes: November 15, 2028 2033 Notes: November 15, 2033

Benchmark Treasury:	2028 Notes: 4.375% UST due August 31, 2028 2033 Notes: 3.875% UST due August 15, 2033

Benchmark Treasury Price and Yield:	2028 Notes: 99-26 1⁄4; 4.415% 2033 Notes: 96-25+; 4.274%

Spread to Benchmark Treasury:	2028 Notes: T + 142 basis points 2033 Notes: T + 167 basis points

Yield to Maturity:	2028 Notes: 5.835% 2033 Notes: 5.944%

Price to Public:	2028 Notes: 99.828% 2033 Notes: 99.649%

Ratings(1):	Baa3 (Stable) / BBB- (Stable) / BBB+ (Negative) (Moody’s / S&P / Fitch)

Interest Payment Dates:

2028 Notes: Semi-annually on May 15 and November 15 of each year, commencing on May 15, 2024 (long first coupon)

2033 Notes: Semi-annually on May 15 and November 15 of each year, commencing on May 15, 2024 (long first coupon)

Make-whole Call:

2028 Notes: Prior to October 15, 2028 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

2033 Notes: Prior to August 15, 2033 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 25 basis points

Par Call:	2028 Notes: At any time on or after October 15, 2028 (one month prior to their maturity date) 2033 Notes: At any time on or after August 15, 2033 (three months prior to their maturity date)

Trade Date:	September 12, 2023

Settlement Date(2):	September 15, 2023 (T+3)

CUSIP/ISIN:	2028 Notes: 03027X CE8 / US03027XCE85 2033 Notes: 03027X CF5 / US03027XCF50

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,482.8 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of all of the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC SG Americas Securities, LLC TD Securities (USA) LLC

Senior Co-Managers:

BBVA Securities Inc.

BofA Securities, Inc.

Citigroup Global Markets Inc.

EA Markets Securities LLC

ING Financial Markets LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

Standard Chartered Bank

Co-Manager:	Santander US Capital Markets LLC

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2)

We expect that the delivery of the notes will be made against payment on September 15, 2023, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day preceding their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated September 12, 2023 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Standard Chartered Bank and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847, Mizuho Securities USA LLC at 1-866-271-7403, RBC Capital Markets, LLC at 1-866-375-6829, SG Americas Securities, LLC at 1-855-881-2108 or TD Securities (USA) LLC at 1-855-495-9846.

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